Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

February 22, 2018

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during telephone conversations on January 30, 2018 and February 1, 2018, to Post-Effective Amendment No. 141, Amendment No. 142, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on December 29, 2017, to reflect changes to the advisory arrangements for the Virtus LifeSci Biotech Products ETF and the Virtus LifeSci Biotech Clinical Trials ETF series of the Trust (each a “Fund” and, together, the “Funds”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness. I have reproduced your comments with respect to each Fund below, followed by our responses.

Prospectus

1.	A portion of the white paper for each Fund’s underlying index (each, an “Underlying Index”) does not appear to be rules based (e.g., the white paper provides that the index committee will exclude companies that it deems are not classified as pure biotechnology companies). Please explain to us why it is not misleading to refer to the Funds as index funds when there appears to be more than limited discretion involved in part of the component selection for each Underlying Index.

RESPONSE: The “discretionary” element of the Underlying Index white paper primarily relates to determining whether a company is a “pure biotechnology company” and, if it is, whether it should be classified as a “Products” or “Clinical Trials” company. These determinations, however, are made pursuant to rules of the Underlying Index methodology. In determining whether a company is a “pure biotechnology company,” the Underlying Index methodology requires LifeSci Index Partners, LLC, the index provider of each Fund’s Underlying Index (the “Index Provider”), to exclude companies that are classified within one of nine other specified sub-industries (specifically Animal Health, Conglomerate, Diversified Healthcare, Healthcare

Services, Large Pharmaceuticals, Specialty Pharmaceuticals, Medical Devices, Nutraceuticals, or Tools) of the Industry Classification Benchmark (ICB) Biotechnology subsector that are not “pure biotechnology companies.” These determinations are based on publicly available information (e.g., filings with the Securities and Exchange Commission (“SEC”)). Further, in determining whether a company should be classified as a “Products” or “Clinical Trials” company, the Underlying Index methodology requires the Index Provider to look at whether the company’s lead drug has received FDA approval—if it has, the company is a “Products” company; if it has not, the company is a “Clinical Trials” company. Accordingly, we believe that the Underlying Indices, while not exclusively quantitative, are nonetheless “rules based.”

2.	Because each Fund’s Underlying Index is not rules based and may use an index committee to make component selections, please add disclosure to the “Principal Investment Strategy” section of each Fund’s Summary Prospectus discussing the discretion retained by the index committee to make changes to the Underlying Index components.

RESPONSE: As noted above, we do not agree that the Underlying Indices are not rules based. However, in order to clarify the role of the Index Provider with respect to the selection of Underlying Index components based on the rules of the Underlying Index methodology, the following disclosure will be added to the “Principal Investment Strategy” section of each Fund’s Summary Prospectus:

The Index Provider utilizes a selection committee comprised of its employees (the “Index Committee”) that is responsible, pursuant to the rules included in the Underlying Index methodology, for making certain determinations for the [Underlying] Index, as more fully described below. The Index Committee utilizes various public data sources to make determinations, including, but not limited to, SEC filings, company press releases and official corporate websites.

3.	Please ensure that all of the fees that are excepted out of the unified fee described in footnote 1 to each Fund’s fee table are disclosed in the fee table to the extent that a Fund incurs such expenses.

RESPONSE: Several of the fees excepted from the unified fee constitute extraordinary expenses, such as litigation expenses. Extraordinary expenses are not required to be disclosed in their own line item to the fee table and, per Instruction 3(c)(ii) of Item 3 of Form N-1A, “Other Expenses” do not include extraordinary expenses as determined under generally accepted accounting principles. As a result, these expenses will not be reflected in a Fund’s fee table even if the Fund incurs such expenses. The Trust confirms that other excluded expenses that either have their own line item (such as Rule 12b-1 fees) or are required to be included in the “Other Expenses” line item (such as interest) have not been incurred by the Funds such that they would need to be disclosed in the fee table.

4.	The index criteria included in the “Principal Investment Strategy” section of each Fund’s Summary Prospectus notes that market capitalization of index components will be $250 million or more. Please add a small capitalization risk factor to the “Principal Risks” section of each Fund’s Summary Prospectus if the Funds may principally invest in small capitalization companies.

RESPONSE: Small capitalization company risk will be added to the “Principal Risks” section of each Fund’s Summary Prospectus.

5.	Please supplementally confirm whether the Funds are self-indexing funds. If they are, please identify the index provider as an affiliate.

RESPONSE: The Trust’s exemptive relief defines “Self-Indexing Funds” as funds “for which an ‘affiliated person,’ as defined in Section 2(a)(3) of the [1940] Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund will serve as the Index Provider.” The Trust confirms that the Index Provider is not an affiliated person such that the Funds should be deemed “Self-Indexing Funds” pursuant to the Trust’s exemptive relief.

6.	Please add to each Fund’s Summary Prospectus an 80% policy pursuant to Rule 35d-1 under the 1940 Act (the “Names Rule”) that each Fund invests at least 80% of its assets in biotechnology companies.

RESPONSE: The following Names Rule policy will be added to each Fund’s Summary Prospectus:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of biotechnology companies.

7.	Pursuant to the “Principal Investment Strategy” section of each Fund’s Summary Prospectus, the “Index Provider defines a biotechnology company as one whose primary business, and therefore the predominant focus of its financial resources, is the research and development and/or marketing and sale of novel drugs or other therapeutics used in the treatment of human diseases.” Please revise this disclosure to explain how a company’s “primary business” is determined.

RESPONSE: The initial universe of biotechnology companies must be included in the Biotechnology subsector of the Pharmaceuticals and Biotechnology sector of the ICB.1 ICB, which is operated and managed by FTSE Russell, is a globally recognized standard for categorizing companies and securities. The ICB uses the source of a company’s revenue or the source of the majority of a company’s revenue, where available, when making sector classifications. Based on the foregoing, the relevant disclosure will be revised as follows:

The Index Provider defines a biotechnology company as one whose primary business~~, and therefore the predominant focus of its financial resources,~~ (i.e., the source of all or a majority of the company’s revenue) is the research and development and/or marketing and sale of novel drugs or other therapeutics used in the treatment of human diseases.

8.	The “Principal Investment Strategy” section of each Fund’s Summary Prospectus provides that companies will be excluded from the Underlying Index if they are more appropriately classified into one of several specified sectors. Please disclose the criteria used by the Index Provider in determining whether a company is more appropriately classified into one of those specified sectors and thus excluded from the Underlying Index.

[1]	See, FTSE Russel, Industry Classification Benchmark (Equity) v.2.3 (July 2017), at 15, available at http://www.ftse.com/products/downloads/ICB_Rules.pdf.

RESPONSE: The relevant disclosure will be revised to clarify that the Underlying Index methodology requires the Index Committee to exclude from each Underlying Index companies that, based on publicly available information (such as SEC filings), are classified within one of nine distinct sub-industries of the ICB Biotechnology subsector.

9.	Pursuant to the “Principal Investment Strategy” section of each Fund’s Summary Prospectus, certain companies are excluded from the Underlying Index because “the Index Provider believes that by excluding them, the [Underlying] Index will more accurately capture the performance of traditional biotechnology companies.” Please better explain what is a “traditional” biotechnology company that is included in the Underlying Index.

RESPONSE: As noted in response to comment 8 above, the Underlying Index methodology requires the Index Committee to screen out companies that fall within any one of nine distinct sub-industries of the ICB Biotechnology subsector. As a result, we believe the revised disclosure addresses the Staff’s comment and no further revisions are necessary.

10.	The index criteria included in the “Principal Investment Strategy” section of each Fund’s Summary Prospectus notes that index components must be in the “Pharmaceuticals and Biotechnology” sector. Disclose in each Fund’s Summary Prospectus how the sector designation of a company is determined (i.e., disclose which classification system is used).

RESPONSE: As noted in response to comment 7 above, the Underlying Index methodology utilizes the ICB classification system. As a result, the relevant disclosure will be revised as follows

Sector: Classified according to the Industry Classification Benchmark (ICB) as Pharmaceuticals and Biotechnology.

11.	The index criteria included in the “Principal Investment Strategy” section of each Fund’s Summary Prospectus notes that “[t]he Index Provider then determines, based on publicly available information, the appropriate categorization of each of the remaining issuers based on the issuer’s lead drug.” Add disclosure of how the Underlying Index methodology determines the issuer’s “lead drug.”

RESPONSE: As disclosed in each Fund’s Summary Prospectus, a “lead drug” refers to a company’s primary product offering. The Trust will clarify that the methodology requires the Index Committee to make this determination based on publicly available information (such as SEC filings).

12.	Please move the information contained in footnotes 2 and 3 to the Average Annual Total Returns table in each Fund’s Summary Prospectus to a different location of the Prospectus.

RESPONSE: The Trust confirms that the benchmark descriptions contained in footnotes 2 and 3 to the Average Annual Total Returns table in each Fund’s Summary Prospectus will be moved to the back of the Prospectus.

13.	Please provide separate sub-headings for the investment adviser and portfolio managers under the “Management of the Fund” section in each Fund’s Summary Prospectus.

RESPONSE: The Trust confirms that the requested sub-headings will be included in the “Management of the Fund” section in each Fund’s Summary Prospectus.

14.	The “Additional Information Regarding the Funds’ Investment Strategies and Risks” section of the Funds’ Prospectus provides that “a Fund may invest in other investments that the Adviser believes will help it track its applicable underlying index, including cash and cash equivalents, shares of other registered investment companies (e.g., mutual funds and ETFs), options and futures contracts.” Consider whether any of these additional investments should be listed in the “Principal Investment Strategy” section of either Fund’s Summary Prospectus.

RESPONSE: The Trust confirms that none of the foregoing investments are currently anticipated to be used by the Funds as part of their principal investment strategies.

15.	Confirm the Funds will not use representative sampling as principal investment strategies.

RESPONSE: The Trust confirms that the Funds do not currently anticipate using representative sampling strategies to seek to track their Underlying Indices, although they reserve the right to do so to the extent permitted by the Trust’s exemptive relief.

16.	Consider removing the reference to 12b-1 fees from footnote 1 to each Fund’s fee table given that the Funds have no current plans to charge 12b-1 fees, as stated in the “Investing in the Funds – Distribution and Service Plans” section of the Prospectus.

RESPONSE: The Trust respectfully declines to remove the reference to 12b-1 fees from footnote 1 to each Fund’s fee table because the language included in the footnote is intended to track the language included in each Fund’s investment advisory agreement.

17.	Because the Index Provider’s website includes back tested performance, the Staff requests that the Trust:

(a) remove from the Funds’ website the hyperlink to the Index Provider’s website; and

(b) tell the Index Provider to (i) add a prominent heading to its website that the performance information includes back tested performance, (ii) add some distinguishing feature to the back tested portion of the performance to clearly distinguish it from the actual performance (such as by showing the back tested portion of the performance in a different color than the actual performance), and (iii) include a disclaimer about the back tested performance, similar to the disclaimer about back tested performance included in the Underlying Index white paper, in the same location of the website that the back tested performance information is presented.

RESPONSE: The Trust confirms that it will remove from the Funds’ website the hyperlink to the Index Provider’s website. In addition, the Trust will convey the Staff’s comment to the Index Provider, although the Trust has no control over the content included on the Index Provider’s website, as the Index Provider is an unaffiliated, third party.

STATEMENT OF ADDITIONAL INFORMATION

18.	Please confirm supplementally that if derivatives are counted towards a Fund’s Names Rule policy, they are valued based on market value and not notional value.

RESPONSE: The Trust confirms supplementally that each Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its Names Rule policy.

19.	The disclosure under “Purchase and Redemption of Creation Units – Creation – Procedures for Creation of Creation Units” provides that “[o]rders for creation that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process.” Earlier in that same section, however, the disclosure provides that “[a]ll orders to create Creation Units, whether through the Clearing Process (through a Participating Party) or outside the Clearing Process (through a DTC Participant), must be received by the Distributor no later than the close of the regular trading session on the Exchange (ordinarily 4:00 p.m. Eastern time).” Please reconcile these disclosure statements.

RESPONSE: We understand that DTC Participants transacting through the DTC may be required by the DTC to transmit orders outside the Clearing Process earlier on the Transmittal Date than orders effected using the Clearing Process to ensure that the relevant securities and cash (if any) are received by the Trust by the requisite time on the Business Day following the Transmittal Date. Therefore, this disclosure is included in the SAI to ensure that purchasers check with their DTC Participant prior to placing an order outside the Clearing Process to ensure that sufficient time is given for the securities and cash to be delivered.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero